14041609

SEP 29 2014

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormick Rd EP III Suite 901
(No. and Street)

Hunt Valley (City) MD (State) 21031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Johnson 410-785-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1113 Odenton Rd (Address) Odenton (City) MD (State) 21113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 9/30/14

DD 10/6/14

OATH OR AFFIRMATION

I, Thomas Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30th, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public — My Commission Expires On 12/20/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CANADA
UNITED STATES
RUSSIA
KAZAKHSTAN
MONGOLIA
CHINA
INDIA
ALGERIA
AUSTRALIA

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

JUNE 30, 2014 and 2013

KORWEK & COMPANY, P.A.
Certified Public Accountants

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	5
STATEMENTS OF OPERATIONS	6
STATEMENTS OF STOCKHOLERS' EQUITY	7
STATEMENTS OF CASH FLOWS	8
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	9
NOTES TO FINANCIAL STATEMENTS	10
SUPPLEMENTAL INFORMATION	
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	16
RECONCILIATION OF FORM X-17A-5, SCHEDULE II ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE TO AUDITED FINANCIAL STATEMENTS	17
RECONCILIATION OF FORM X-17A-5, SCHEDULE II-A COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED FINANCIAL STATEMENTS	18
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	19
EXEMPTION REPORT CLAIMED UNDER RULE 15c3-3(k)(2)(ii)	20

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Global Brokerage Services, Inc.

We have audited the accompanying financial statements of Global Brokerage Services, Inc., (a Maryland Corporation) which comprises the statement of financial condition of as of June 30, 2014 and 2013 and the related statements of operations, stockholder equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934. Global Brokerage Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Global Brokerage Services, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Global Brokerage Services, Inc. as of June 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included herein has been subjected to audit procedures performed in conjunction with the audit of Global Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Global Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Korwek & Company, PA

August 25, 2014

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014 and 2013

	2014	2013
CURRENT ASSETS		
Cash and cash equivalents	$ 36,878	$ 34,077
Commissions receivable	58,593	52,393
Prepaid expenses	31,700	20,000
Total current assets	127,171	106,470
PROPERTY AND EQUIPMENT - net	-	-
OTHER ASSETS	10,626	10,626
	$ 137,797	$ 117,096

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
CURRENT LIABILITIES		
Commissions payable	$ 47,641	$ 42,737
Deferred income taxes	9,388	6,528
Income taxes payable	653	8
Total current liabilities	57,682	49,273
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $5 par value, authorized 5,000 shares; issued and outstanding, 2,000 shares	10,000	10,000
Retained earnings	70,115	57,823
	80,115	67,823
	$ 137,797	$ 117,096

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2014 and 2013

	2014	2013
REVENUE		
Sale of investment company shares	279,731	421,453
Investment advisory fees	502,440	412,397
Commissions income	39,128	53,907
Other revenue	196,588	52,444
Revenue from underwriting and selling groups	30,780	28,998
Total revenue	1,048,667	969,199
EXPENSES		
Commissions to registered representatives	723,565	687,590
Regulatory fees and expenses	10,925	10,814
Interest expense	-	-
Other expenses		
Management fee	281,000	252,000
Professional fees	5,825	7,123
Office expenses	7,304	5,921
Telephone	3,348	3,309
Professional development	-	600
Dues and subscriptions	595	495
Miscellaneous	300	405
Total expenses	1,032,862	968,257
Net income before income taxes	15,805	942
Provision for income taxes		
Federal	2,209	142
State	1,304	66
	3,513	208
NET INCOME	$ 12,292	$ 734

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2014 and 2013

	COMMON STOCK	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at July 1, 2012	$ 10,000	$ 57,089	$ 67,089
Net income from operations	-	734	734
Balance at June 30, 2013	10,000	57,823	67,823
Net income from operations	-	12,292	12,292
Balance at June 30, 2014	$ 10,000	$ 70,115	$ 80,115

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2014 and 2013

	2014	2013
CASH FROM OPERATING ACTIVITIES		
Net income	$ 12,292	$ 734
Adjustments to reconcile net income to net cash		
Depreciation and amortization	-	-
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	(6,200)	22,273
Due from Brokers	-	1,829
Prepaid expenses	(11,700)	(1,310)
Increase (decrease):		
Commissions payable	4,904	(21,062)
Deferred tax	2,860	200
Income taxes payable	645	8
Cash provided (used) by operating activities	2,801	2,672
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Cash (provided) used for investing activities	-	-
CASH PROVIDED (USED) FOR FINANCING ACTIVITIES		
Cash provided (used) for financing activities	-	-
INCREASE (DECREASE) IN CASH	2,801	2,672
CASH, BEGINNING OF YEAR	34,077	31,405
CASH, END OF YEAR	$ 36,878	$ 34,077
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ 8	$ -
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2014 and 2013

	2014	2013
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014 and 2013

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Global Brokerage Services, Inc. (the Firm) is a Registered Investment Advisory Firm and an Independent Broker-Dealer offering mutual funds, exchange traded funds, tax deferred investments, and related insurance products. The Firm offers investment opportunities in the United States and abroad to meet the goals and objectives of its clients. The Firm does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. The Firm was incorporated in the state of Maryland and started operations in October 1994. The Firm is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Firm evaluates its estimates, including those related to the allowance for uncollectible accounts receivable. The Firm bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

<u>Cash and Cash Equivalents</u> – The Firm considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

<u>Marketable Securities</u> – Marketable securities are investments, which are considered trading securities and thus valued at fair market value.

<u>Office Administration</u> – As a matter of policy, the Firm does not acquire nor own any personal property in the name of the corporation. Costs associated with its occupancy, payroll and related costs, advertising and promotional costs, insurance and various other office expense are included as part of the management fee paid to its affiliate organization.

<u>Revenue Recognition</u> – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are reserved.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Earnings per share – Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The income per share for the year ended June 30, 2014 and 2013 amounted to $6.15 and $0.37, respectively.

Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

Income taxes – The Firm accounts for income taxes in using the asset and liability approach to financial accounting and reporting. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair value of financial instruments – The Firm's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Subsequent events – Management considers events occurring after the balance sheet date which might have an impact on the Firm's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through August 25, 2014, which is the date the financial statements were available to be issued.

NOTE B - COMMISSIONS RECEIVABLE

Management is of the opinion that all of the Firm's Commissions receivable are fully collectible. As of June 30, 2014 and 2013, the receivable consisted of commissions from the sale of mutual funds, common stocks, annuities, private placements and 12b-1 fees. Management regularly evaluates the collectability of the Firm's receivables and consequently believes that no allowance for doubtful receivables is required.

NOTE C – DEPOSIT WITH CLEARING ORGANIZATION

The Firm has an agreement with Southwest Securities, Inc. to act as its clearing agent. The Firm maintains a deposit with the clearing firm in the amount of $10,626 in a non-interest bearing account.

NOTE D - SUBORDINATED LIABILITIES

The Firm had no subordinated liabilities during the years ended June 30, 2014 and 2013.

NOTE E – COMMISSIONS PAYABLE

The Firm has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are independent contractors and are responsible for their own expenses, income taxes and benefits. The Firm compensates its representatives by paying them a portion of the commissions from the investment products sold.

NOTE F - EXEMPTION FROM RULE 15c3-3

The Firm is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE G - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014 and 2013 the Firm had excess net capital of $50,822 and $48,399, which was $45,822 and $43,399 in excess of its required net capital of $5,000.

NOTE H - CONCENTRATION OF RISK

The Firm conducts its business primarily in the state of Maryland, with customers throughout the Mid-Atlantic region, and therefore could be materially affected by economic fluctuations in those geographic areas, the general economy, as well as changes in the investment choices of its customer base.

NOTE I - INCOME TAXES

The Firm's provision for income taxes for the years ended June 30, 2014 and 2013 consist of the following:

	2014	2013
Federal income taxes	$ 2,209	$ 142
State income taxes	1,304	66
	$ 3,513	$ 208
Currently payable	$ 653	$ 8
Deferred provision	2,860	200
	$ 3,513	$ 208

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. As of June 30, 2014 and 2013, net deferred taxes consisted of the following

	2014	2013
Commissions recevable	$ 12,897	$ 11,814
Commission payable	$ (10,486)	$ (9,936)
Prepaid expenses	6,977	4,650
Net deferred tax liability	$ 9,388	$ 6,528

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions that require recognition or disclosure in the accompanying financial statements. The federal, state and local income tax returns for the Firm are subject to examination by the Internal Revenue Service and state and local taxing authorities, generally for a period of three years from the date they were filed. The Firm has not been notified of any intent for such an examination.

NOTE J - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders' of the Firm is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Firm. These results could be significantly different from those that would have been obtained if the Firm was autonomous.

As of July 1, 1995 the Firm has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis and may be terminated immediately by either party. The Firm incurred management fees of $281,000 and $252,000 for the years ended June 30, 2014 and 2013. The monthly management fee is a charge designed to cover the costs for occupancy, payroll and related costs, advertising and promotional, insurance and various other office expenses. Universal Asset Management, Inc. and the Firm have common shareholders.

The shareholders of the Firm are licensed registered representatives. During the years end June 30, 2014 and 2013 the Firm paid commissions to the shareholders in the amounts of $15,544 and$15,876, respectively.

SUPPLEMENTAL INFORMATION

GLOBAL BROKERAGE SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2014 and 13

	2014	2013
NET CAPITAL		
Adjusted stockholder equity	$ 80,115	$ 67,823
Additions to net capital		
Deferred tax liability	9,388	6,528
Deduct stockholder equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	89,503	74,351
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)		
Total capital and allowable subordinated liabilities	89,503	74,351
Deductions and/or charges		
Non-allowable assets		
Petty cash	-	-
Commissions and accounts receivable	(6,981)	(5,952)
Prepaid insurance and expenses	(31,700)	(20,000)
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	-	-
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	50,822	48,399
Haircuts on securities		
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Undue concentrations	-	-
Other	-	-
Net Capital	$ 50,822	$ 48,399
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	45,822	43,399
	$ 50,822	$ 48,399
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 57,682	$ 49,273
Less adjustments		
Secured notes payable	-	-
Other	-	-
Net Aggregate Indebtedness	$ 57,682	$ 49,273
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	113.50%	101.81%

GLOBAL BROKERAGE SERVICES, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
JUNE 30, 2014

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 37,169	$ 37,169	$ -
Commissions on listed options transactions	1,958	1,958	-
All other securities commissions		-	-
Profits from underwriting and selling groups	30,780	30,780	-
Revenue from the sale of investment company shares	279,731	279,731	-
Fees for supervision, investment, advisory and administrative services	502,440	502,440	-
Other revenue	196,589	196,589	-
Total revenue	1,048,667	1,048,667	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	-	-	-
Other compensation and benefits	-		-
Interest expense	-	-	-
Regulatory fees and expenses	11,091	10,925	166
Other expenses (including state income tax)	1,021,771	1,021,937	(166)
Total expenses	1,032,862	1,032,862	-
Net income before provision for federal income taxes	15,805	15,805	-
Provision for income taxes	3,513	3,513	-
NET INCOME	12,292	12,292	-

GLOBAL BROKERAGE SERVICES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
JUNE 30, 2014

Net capital per unaudited Form X-17A-5 Schedule IIA		$	41,434
Increases			
Deferred income taxes	9,388		
Decrease prepaid tax deposits	-		
Rounding differences	-		
			9,388
Decreases			
Increase Federal income tax provision currently payable	-		
Increase State income tax provision currently payable	-		
Decrease in deferred income taxes payable	-		
			-
Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$	50,822

KORWEK & COMPANY, P.A.
Certified Public Accountants
1113 Odenton Road
Odenton, MD 21113-1606
TEL: (410) 674-7445
FAX: (410) 674-3771

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Global Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(ii), in which (1) Global Brokerage Services, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Global Brokerage Services, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) Global Brokerage Services, Inc stated that Global Brokerage Services, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Global Brokerage Services, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global Brokerage Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Korwek & Company, PA

August 25, 2014

Global Brokerage Services, Inc.

Member FINRA/SIPC

August 25, 2014

Mr Francis A. Korwek
Korwek & Company, P.A.
1113 Odenton Rd
Odenton, MD 21113

RE: **Exemption Report claimed under Rule 15c3-3(k)(2)(ii)**

Dear Mr. Korwek:

In connection with your engagement to perform a review of Global Brokerage Services, Inc. Exemption Report under Rule 15c3-3(k)(2)(ii) for the year ended June 30, 2014, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best knowledge and belief, Global Brokerage Services, Inc. has met the exemption provision of Rule 15c3-3(k)(2)(ii) without exception throughout for the year ended June 30, 2014. The Firm is exempt from Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(ii).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to June 30, 2014 that Global Brokerage Services, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(2)(iii).

Your report is intended solely for the information and use of Global Brokerage Services, Inc. and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

Mr. Thomas W. Johnson, President

(410) 785-4990 (800) 839-0204 Fax (410) 785-4993
11350 McCormick Road Executive Plaza III, Suite 901 Hunt Valley, MD 21031